PATRIOT TRANSPORTATION HOLDING, INC.
                       501 Riverside Ave., Ste 500
                       Jacksonville, Florida 32202


                             April 14, 2010

Ms. Linda Cvrkel
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C.  20549

      Re:	Patriot Transportation Holding, Inc. (the "Company")
                Form 10-K for the Year Ended September 30, 2009
		Filed December 3, 2009
		Filer No. 0-17554


Dear Ms. Cvrkel:

      This letter responds to the Staff's comment letter dated April 2, 2010 and received by the Company on April 2, 2010 (the "Comment Letter") regarding the above-referenced filing. For your convenience, each of the comments has been duplicated below, followed by our responses.

Annual Report on Form 10-K for the year ended September 30, 2009
----------------------------------------------------------------

Note 1.  Notes to Consolidated Statements-Accounting Policies
-------------------------------------------------------------
Property, Plant and Equipment
-----------------------------

     1. We note your response to prior comment numbers 2 and 3. As requested in our prior comment, supplementally provide us with the significant assumptions that were used in your impairment analysis to derive the $253 million of undiscounted cash flows for the expected book life of the buildings, and provide us with a detailed summary of the results of your impairment analysis for your various properties. As part of your response, please provide us with your basis or rationale for establishing when the various buildings are expected to be occupied and related expected occupancy levels, and your basis for establishing the estimated rental revenues and expenses, including property taxes and insurance. In addition, even though we understand that you intend to hold these properties for the foreseeable future, supplementally advise us whether you have performed any market appraisals for these properties, or alternatively, if you are aware of market values of comparable properties in the respective areas and how those values compare to the carrying values. We may further comment upon reviewing your response.

Company Response:

As explained in the Company's prior response detailed cash flow estimates were prepared for the remaining useful life of each of the properties identified for further review based upon our recently completed business plan. The business plan considers anticipated delays in leasing, lower market rates, and any future capital expenditures.

Although our twenty-year historical experience is approximately 12 months to lease up empty space, the leasing timeframe in our business plan was based on 10-36 months due to the weak economic climate. We have assumed a 39 year life for the purpose for cash flow projection with no residual value. While these buildings are of various ages from 1 to 13 years old, we believe the actual life of these buildings to generate cash for the company under leasing arrangements, with proper maintenance, will be well beyond the 39 year time frame, however we have used 39 years as a conservative and consistent policy estimate.

Detailed assumptions by property for Interchange and the three recently completed buildings are:

   Property A (2 Buildings):
   -------------------------

   1. Leasing assumptions based on projected market in this area: No new leases for 1 year for any portion of building. Beginning in first quarter 2011, a gradual lease up of the building begins with approximately 1/4th of the building. The remaining 3/4ths
      (or 3 suites) are assumed to be leased one suite every 8 months after that, and will not be assumed fully occupied until 2013. Any existing leases that expire in the 5 year timeframe will assume a 6 month re-let program.
   2. The rental rates assumed to be approximately 10% lower than rates on existing lease in this building and equates to a low $4.00 per sq foot range ($4.05-$4.19 exclusive of any market driven tenant improvement amortization) with a 3% escalation for the first five years.
   3. Operating expenses are detailed for first 5 years and assumed fixed based upon actual historical results and include a 3-4% per year inflationary factor. Real estate taxes based upon actual assessed rates per taxing authority with 3% inflation factor. NOI subsequent to the first 5 years assumed at 1.5% growth, based upon a conservative historical review.
   4. Our cash flow analysis also anticipates approximately $2.7 million in additional capital expenditures for the 2 buildings over the next 3 years.

   Property B2:
   ------------

   1. Leasing assumption: Estimated 11 month vacancy in 2010 with approximately 1/4th of the building (16,000 sq ft) coming on board in last month of the year. The remaining 3/4ths (or 3 suites) of the building is assumed to be leased in 18 months, 24 months and 30 months, consecutively, with full occupancy expected by 2013.
   2. Rental rates were projected based upon current LOI activity and proposals received from a Federal Government Agency for the entire building as well consideration from a private sector company for half of the building.
      The NNN rate used in these assumptions was $20.19, net electric. This approximates a 20% decline of market rates a year earlier.
   3. Operating expenses are detailed for first 5 years and assumed fixed based upon actual historical results and include a 3-4% per year inflationary factor. Real estate taxes based upon actual assessed rates per taxing authority with 3% inflation factor. NOI subsequent to the first 5 years assumed at 1.5% growth, based upon a conservative historical review.

   4. Our cash flow analysis also anticipates approximately $2.6 million in additional capital expenditures over the next 3 years.
   5. Other factors: Our projections anticipate higher demand and lease up in the out years due to the favorable impact of BRAC on the Fort Meade and surrounding areas.

   Property C:
   -----------

   1. Leasing assumption: Estimated 10 months vacancy in 2010 with approximately 1/3rd of the building being occupied the last 2 months of 2010. This assumption was based on the on-going negotiations with a prospective tenant for over half of the building. The 1/3rd assumption took into account the possibility of deal not closing. The remaining
      2 suites assume a leasing timeframe of 18 months and 24 months, respectively.
   2. Rental rate projected based upon management's understanding of the market as represented by outside brokers as well as current, on-going negotiation with potential prospects. The rental rate used in our analysis was $5.65 sq ft (exclusive of any market driven tenant improvement amortization.
   3. Operating expenses are detailed for first 5 years and assumed fixed based upon actual historical results and include a 3-4% per year inflationary factor. Real estate taxes based upon actual assessed rates per taxing authority with 3% inflation factor. NOI subsequent to the first 5 years assumed at 1.5% growth, based upon a conservative historical review.
   4. Our cash flow analysis also anticipates approximately $1.2 million in additional capital expenditures over the next 3 years.
   5. Other factors: Our projections anticipate higher demand and lease up in the out years due to the favorable impact of BRAC on the Aberdeen Proving Ground and surrounding areas as well as the location being ideally situated from I-95 in a brand new commercial area with access to a large and growing population.

   Property D:
   -----------

   1. Leasing assumption: Estimated 10 months vacancy in 2010 with approximately 1/4th of the building being occupied the last 2 months of 2010. This assumption was based on the on-going negotiations with prospective tenants. The remaining 3 suites assume a leasing timeframe of 18 months, 24 months and 30 months, respectively.
   2. Rental rate projected based upon management's understanding of the market as represented by outside brokers as well as current, on-going negotiation with potential prospects. The rental rate used in our analysis was $5.55 sq ft (exclusive of any market driven tenant improvement amortization.
   3. Operating expenses are detailed for first 5 years and assumed fixed based upon actual historical results and include a 3-4% per year inflationary factor. Real estate taxes based upon actual assessed rates per taxing authority with 3% inflation factor. NOI subsequent to the first 5 years assumed at 1.5% growth, based upon a conservative historical review.
   4. Other factors: Our projections anticipate higher demand and lease up in the out years due to the favorable impact of BRAC on the Aberdeen Proving Ground (within 3 miles) and surrounding areas as well as the location being ideally situated on I-95.


The following table details the net book value at September 30, 2009 (NBV) and the undiscounted net cash flows by year and in total for the 39 years by property for the properties selected for further review. Property B1 is a building that was 82% leased. Property C2/C3 are prepared construction pads and the net cash flow assumes construction of buildings in fiscal 2012 and 2013.

000's       A1      A2      B1      B2      C        C2/C3    D        Totals

NBV         5,043   4,919   5,337   7,201   4,855    3,394    7,322    38,070
Cash Flow  37,223  35,495  24,806  41,723  22,097   49,946   42,213   253,504
     2010    (201)   (356)    446    (880)   (368)      (4)    (232)   (1,594)
     2011    (286)     (5)    455    (611)    (49)    (450)    (137)   (1,083)
     2012    (300)   (534)    557    (388)    205   (6,575)     772    (6,262)
     2013     830     833     550     972     499   (6,832)     931    (2,217)
     2014     867     472     544   1,006     515     (547)     961     3,818
     2015     876     848     549   1,017     520    1,583      971     6,365
     2016     886     858     554   1,027     526    1,599      981     6,432
     2017     896     867     560   1,038     531    1,615      992     6,500
     2018     906     877     565   1,049     537    1,632    1,003     6,570
     2019     917     887     571   1,060     543    1,648    1,014     6,640
     2020     927     897     577   1,072     548    1,665    1,025     6,711
     2021     938     907     583   1,083     554    1,682    1,036     6,783
     2022     948     917     589   1,095     560    1,700    1,047     6,857
     2023     959     928     595   1,107     566    1,717    1,059     6,931
     2024     970     939     601   1,119     572    1,735    1,071     7,007
     2025     982     949     607   1,131     579    1,753    1,083     7,083
     2026     993     960     613   1,143     585    1,772    1,095     7,161
     2027   1,005     971     620   1,156     591    1,791    1,107     7,240
     2028   1,016     983     626   1,168     598    1,810    1,119     7,320
     2029   1,028     994     633   1,181     604    1,829    1,132     7,402
     2030   1,041   1,006     639   1,194     611    1,848    1,145     7,484
     2031   1,053   1,017     646   1,208     618    1,868    1,158     7,568
     2032   1,065   1,029     653   1,221     625    1,888    1,171     7,653
     2033   1,078   1,041     660   1,235     632    1,909    1,185     7,740
     2034   1,091   1,054     667   1,249     639    1,930    1,198     7,827
     2035   1,104   1,066     674   1,263     646    1,951    1,212     7,916
     2036   1,117   1,079     682   1,277     653    1,972    1,226     8,007
     2037   1,131   1,092     689   1,292     661    1,994    1,240     8,098
     2038   1,144   1,105     697   1,307     668    2,016    1,255     8,192
     2039   1,158   1,118     704   1,322     676    2,038    1,270     8,286
     2040   1,172   1,132     712   1,337     684    2,061    1,284     8,382
     2041   1,186   1,145     720   1,352     692    2,084    1,300     8,479
     2042   1,201   1,159     728   1,368     700    2,107    1,315     8,578
     2043   1,216   1,173     736   1,384     708    2,131    1,330     8,678
     2044   1,231   1,188     744   1,400     716    2,155    1,346     8,780
     2045   1,246   1,202     753   1,417     725    2,180    1,362     8,883
     2046   1,261   1,217     761   1,433     733    2,204    1,379     8,988
     2047   1,277   1,232     770   1,450     742    2,230    1,395     9,095
     2048   1,293   1,247     778   1,467     751    2,255    1,412     9,203

The Company does not have market appraisals on these properties, and there has been little or no sales activity in the Newark market, Baltimore-South sub-market, or Baltimore-North sub-market to provide adequate comparables.

2. We note that your response to previous comment under number 4. In light of the declines in revenue and gross profits experienced in the three months ended December 31, 2009, as shown in your Form 10-Q, please expand your disclosures in MD&A with respect to your impairment analysis in future filings to include specific assumptions used in the Company's impairment analysis such as expected changes in revenue and cost levels used in the analysis. Also, please revise future filings to include a discussion of how the impact of your declining revenue and gross profit levels, including any lost business or customers, was considered in determining that an updated impairment analysis was not required pursuant to ASC 360-10-35. As part of your response, please provide us with your proposed disclosures.

Company Response:

The Company's response to prior comment number 4 included a financial analysis, not an impairment analysis. The Company does not believe that this loss of revenue is significant to the long-term value of the transportation group due to the Company's operating history and current expectations. Based on the financial analysis performed the Company determined that a formal impairment analysis was not required. This loss of revenue is not considered a significant adverse change in the extent or manner of use of the long-lived assets for these reasons.

The Company does not believe there is any circumstance or requirement to disclose an impairment analysis or why no impairment analysis was required when no impairment analysis is required. In future filings the Company will provide appropriate context regarding the impact of the loss of significant customers.

Note 10-Business Segments
-------------------------

   3. We note your response to previous comment number 5. In light of the information presented in your response to our prior comment in addition to the matters noted in our prior comment, we continue to believe that aggregation of the Royalties and Rents reporting unit and the Developed Properties reporting unit into a single segment may not be appropriate based on the criteria for aggregation outlined in ASC 280-10-50-11 (paragraph 17 of SFAS No. 131). In this regard it appears that the Royalties and Rent division included a different and significantly more diverse portfolio of real estate assets and related revenue streams than the Developed Properties unit with these including royalties from construction aggregates, land rents and timber sales in addition to office building rents. This would indicate that the reporting units do not have the same types or classes of customers for their products and services and that the methods used to distribute their products or services would be significantly different. Also, it appears that each of these reporting units has significantly different economic characteristics. For example, as noted in your response, depreciation/depletion for the Royalties and Rent division is approximately 7% of revenue while it is 28% to 30% of revenue for the Developed Property division. Also, management company and indirect expenses were 3% to 4% for the Royalties and Rent division while they were 9% to 12% of revenue for the Developed Property division. These factors contribute to different profitability and operating performance levels and are indicative that the divisions operations are not economically similar. In addition, as noted in your response, the CODM reviews the two division financial statements and assesses performance on that basis indicating that they are reviewed and analyzed by the CODM on an individual basis as separate operating segments. Given these factors, we continue to believe that it may not be appropriate to aggregate the two divisions into a single segment for purposes of your disclosures pursuant to SFAS No.131. Please confirm that you will revise your financial statements in future filings to present the operations of each of divisions as separate operating segments or alternatively, explain in detail why you do not believe this is required.

Company Response:

The Company will present revised financial statements in future filings to present the operations of each of the divisions as separate operating segments.

Note 13-Commitments
-------------------

   4. We note your response to our prior comment number 6. Please confirm that you will add disclosure in future filings to include the information provided in your response letter with respect to the reasons the property is not classified as "held for sale" at September 30, 2009 and the reasons why management does not believe the property's recorded carrying value is impaired.

Company Response:

The Company will disclose in future filings the reasons the property is not classified as held for sale in future filings. The Company discloses in its filings the value of the contract for sale of the property is $25 million and the carry value of the property is $5.7 million. The Company does not believe there is any circumstance or requirement to disclose why management does not believe the property's recorded carrying value is impaired.


	The Company hereby acknowledges that:

        * the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

        * staff comments or changes to disclsoure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

        * the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	The Company further acknowledges that the Division of Enforcement has access to all information that it provides to the staff of the Division of Corporation Finance in your review of its filings or in response to your comments on its filings.

	Please contact the undersigned if you have any additional comments or questions.



				Very truly yours,

				/s/ John D. Milton, Jr.
				__________________________________
				John D. Milton, Jr.
				Vice President and Chief Financial Officer


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